Exhibit 99.1

Nano Dimension Continues Expansion in North America,

Adds GoEngineer to US Reseller Channel

Partnership introduces additive manufacturing for printed electronics to

GoEngineer’s 10,000 engineering and manufacturing customers

NESS ZIONA, Israel, October 22, 2018 – Nano Dimension, a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced an agreement establishing GoEngineer as a new US-based channel partner to sell Nano Dimension’s award-winning DragonFly Pro additive manufacturing platform for printed electronics. This relationship will allow Nano Dimension to expand its geographic footprint and reach GoEngineer’s customer base of tens of thousands of engineers in medical, machine design, energy and other highly technical industries.

GoEngineer joins Nano Dimension’s thriving partner ecosystem focused on introducing additive manufacturing to the world of electronics. The many benefits of additive manufacturing include shorter lead times, greater design freedom and increased security for intellectual property.

“We’re excited to begin this new partnership with Nano Dimension. At GoEngineer, we pride ourselves on bringing our customers new compelling tools that help customers take the next step towards digital manufacturing,” said Ken Coburn, GoEngineer Founder and President. “We believe Nano Dimension and their additive technology is a powerful tool that will give our customers yet another competitive advantage in their marketplace.”

Headquartered in Salt Lake City and with locations across the US west and south regions, GoEngineer distributes a diverse range of prototyping, engineering and manufacturing tools that make design processes more innovative, efficient and intelligent. The DragonFly Pro platform will complement GoEngineer’s 3D CAD and 3D printing technologies, including SolidWorks design software, as well as Stratasys, Desktop Metal, CAMWorks and FATHOM’s digital manufacturing business.

“We are very happy to accelerate our global growth with the addition of GoEngineer, the leading value-added reseller of SolidWorks, to our channel network in the US,” said Simon Fried, President of Nano Dimension USA. “We look forward to a mutually beneficial relationship that further extends the reach of our precision DragonFly Pro 3D printer in North America, helping customers reduce the cost, risk and time to develop complex multi-layer parts and non-planar electromechanical objects.”

Nano Dimension’s DragonFly Pro 3D printer transforms electronics development by enabling companies to reinvent their development processes as well as their products. The high-resolution system lets designers and engineers 3D print metal and polymer simultaneously. This technology enables IP-secure in-house manufacturing or prototyping of functional electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and other innovative circuitry.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider of precision 3D printed electronics that is disrupting, reshaping, and defining the future of how functional and connected products are made. With its unique additive manufacturing technologies, Nano Dimension targets the growing demand for electronic devices that require sophisticated features. Demand for circuitry, including PCBs, sensors and antennas - which are the heart of electronic devices - cover a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for short-run manufacturing and rapid prototyping. For more information, please visit www.nano-di.com, https://www.nano-di.com/blog.

About GoEngineer

GoEngineer delivers software, technology, and expertise that enable companies to unlock innovation and deliver better products faster. With more than 30 years of experience and thousands of customers in high tech, medical, machine design, energy, and other industries, GoEngineer provides best-in-class design solutions from SOLIDWORKS, Stratasys, CAMWorks, Creaform, and Oracle’s Agile PLM. For more information, visit www.goengineer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, that this relationship will allow Nano Dimension to expand its geographical footprint and reach GoEngineer’s customer base, and when it discusses extending the reach of its DragonFly Pro 3D printer in North America, helping customers to reduce the cost, risk and time to develop complex multi-layer parts and non-planar electromechanical objects. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com